

Mail Stop 3233

July 7, 2017

Via E-Mail
Benjamin S. Miller
Chief Executive Officer
Fundrise Advisors, LLC
1601 Connecticut Avenue NW, Suite 300
Washington, D.C. 20009

     Re: **Fundrise National For-Sale Housing eFund, LLC**
              Amendment No. 1 to Draft Offering Statement on Form 1-A
              Submitted June 20, 2017
              CIK No. 0001706656

Dear Mr. Miller:

     We have reviewed your amended draft offering statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your draft offering statement or filed offering statement and any information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2017 letter.

General

1.   We note your response to comment 1. We have referred your analysis to the Division of Investment Management, and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Mark Schonberger
        Goodwin Procter LLP
        Via E-mail